

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 18, 2017

<u>Via E-Mail</u>
John L. Stauch
Executive Vice President and Chief Financial Officer
Pentair plc
P.O. Box 471, Sharp Street
Walkden, Manchester M28 8BU
United Kingdom

     Re: **Pentair plc**
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed February 26, 2016
            File No. 1-11625

Dear Mr. Stauch:

     We refer you to our comment letter dated December 21, 2016 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 /s/ Cecilia Blye

                 Cecilia Blye, Chief
                 Office of Global Security Risk

   cc: Amanda Ravitz
       Assistant Director